June 29, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Ryan Rohn
Stephen Krikorian
Mitchell Austin
Jeff Kauten

Re:	Tintri, Inc.
Registration Statement on Form S-1
File No. 333-218429

Acceleration Request
	Requested Date:	June 29, 2017
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tintri, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-218429) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). This acceleration request amends the acceleration request submitted by the Company to the Staff with respect to the Registration Statement on or about June 26, 2017. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223.

* * * *

Sincerely,

TINTRI, INC.

/s/ Ken Klein

Ken Klein

Chief Executive Officer

cc:	Ian Halifax, Tintri, Inc.

Mike Coleman, Tintri, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP